UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Denison Mines Corp.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

248356107

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of This Statement)

Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 248356107	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
MMCAP International Inc. SPC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☑ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
56,547,852*
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
56,547,852*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
56,547,852*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
6.62%**
12	TYPE OF REPORTING PERSON
CO

FOOTNOTES

* Consists of 24,477,193 common shares of the Issuer and warrants to acquire an additional 32,070,659 shares.

** The percentages used herein are calculated based on 822,604,676 shares outstanding of the Issuer as reported in the Form 6-K filed with the Securities and Exchange Commission on November 4, 2022, plus 32,070,659 shares underlying warrants which are beneficially owned by the reporting persons and included pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

CUSIP No. 248356107	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
MM Asset Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☑ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
56,547,852*
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
56,547,852*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
56,547,852*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
6.62%**
12	TYPE OF REPORTING PERSON
CO

FOOTNOTES

* Consists of 24,477,193 common shares of the Issuer and warrants to acquire an additional 32,070,659 shares.

** The percentages used herein are calculated based on 822,604,676 shares outstanding of the Issuer as reported in the Form 6-K filed with the Securities and Exchange Commission on November 4, 2022, plus 32,070,659 shares underlying warrants which are beneficially owned by the reporting persons and included pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

CUSIP No. 248356107	Page 4 of 7 Pages

Item 1 (a). Name of Issuer:

Denison Mines Corp.

Item 1 (b). Address of Issuer's Principal Executive Offices:

40 University Avenue, Suite 1100, Toronto, Ontario M5J 1T1, Canada

Item 2 (a). Name of Person Filing:

i) MMCAP International Inc. SPC

ii) MM Asset Management Inc.

Item 2 (b). Address of Principal Business Office or, if None, Residence:

i) c/o Mourant Governance Services (Cayman) Limited

94 Solaris Avenue
Camana Bay, P.O. Box 1348
Grand Cayman, KY1-1108, Cayman Islands

ii) 161 Bay Street

TD Canada Trust Tower Suite 2240
Toronto, ON M5J 2S1 Canada

Item 2 (c). Citizenship:

i) Cayman Islands
ii) Ontario, Canada

Item 2 (d). Title of Class of Securities:

Common Shares

Item 2 (e). CUSIP Number:

248356107

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

 (a) ☐ Broker or dealer registered under Section 15 of the Act;

 (b) ☐ Bank as defined in Section 3(a)(6) of the Act;

 (c) ☐ Insurance Company as defined in Section 3(a)(19) of the Act;

 (d) ☐ Investment Company registered under Section 8 of the Investment Company Act;

 (e) ☐ Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

 (f) ☐ Employee benefit plan or endowment plan in accordance with Rule 13d-1(b)(1)(ii)(F);

 (g) ☐ Parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);

 (h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

CUSIP No. 248356107	Page 5 of 7 Pages

 (i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment
   Company Act of 1940:

 (j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(j).

 ☒ If this statement is filed pursuant to Rule 13d-1(c), check this box.

Item 4. Ownership.

 Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

 (a) Amount beneficially owned: 0

 (b) Percent of class:  6.62%**

 (c) Number of shares as to which such person has:

 (i) Sole power to vote or to direct the vote:  0

 (ii) Shared power to vote or to direct the vote:  56,547,852*

 (iii) Sole power to dispose or to direct the disposition of:  0

 (iv) Shared power to dispose or to direct the disposition of: 56,547,852*

* Consists of 24,477,193 common shares of the Issuer and warrants to acquire an additional 32,070,659 shares.

** The percentages used herein are calculated based on 822,604,676 shares outstanding of the Issuer as reported in the Form 6-K filed with the Securities and Exchange Commission on November 4, 2022, plus 32,070,659 shares underlying warrants which are beneficially owned by the reporting persons and included pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

Instruction.  For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class.

 If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

 N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

 N/A

Item 8. Identification and Classification of Members of the Group.

 N/A

Item 9. Notice of Dissolution of Group.

 N/A

CUSIP No. 248356107	Page 6 of 7 Pages

Item 10. Certification.  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MMCAP International Inc. SPC

Date: February 14, 2023	By: /s/ Ulla Vestergaard ____________
Name: Ulla Vestergaard Title: Director

MM Asset Management Inc.

Date: February 14, 2023	By: /s/ Hillel Meltz___________________
Name: Hillel Meltz Title: President

CUSIP No. 248356107	Page 7 of 7 Pages

EXHIBIT 1

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: February 14, 2023

MMCAP International Inc. SPC

By: /s/ Ulla Vestergaard ____________
Name: Ulla Vestergaard Title: Director

MM Asset Management Inc.

By: /s/ Hillel Meltz___________________
Name: Hillel Meltz Title: President